[redacted]

08028053

TEDSTATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40430

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sal. Oppenheim Jr. & CIE Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue, Suite 911
(No. and Street)

New York | NY | 10017
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred Gulino (212) 888-8633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
(Name – *if individual, state last, first, middle name*)

515 Madison Avenue | New York | NY | 10022
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred Gulino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sal. Oppenheim Jr. & CIE Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VERONICA D. DE LOS SANTOS
Notary Public, State of New York
No. 01DE6066570
Qualified in Queens County
Commission Expires March 3, 2010

Veronica D. DeLosSantos
Notary Public

Fred Gulino
Signature

VICE PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAL. OPPENHEIM JR. & CIE. SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2007

SAL. OPPENHEIM JR. & CIE. SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2007

William H. Ahrens
Certified Public Accountant

CPA in CT and NY

P.O. Box 37
Winchester Center, CT 06094

Independent Auditor's Report

To the Board of Directors
Sal. Oppenheim jr. & Cie. Securities, Inc.

I have audited the accompanying statement of financial condition of Sal. Oppenheim jr. & Cie. Securities, Inc. (the "Company") as of December 31, 2007. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all matcrial respects, the financial position of Sal. Oppenheim jr. & Cie. Securities, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

William H. Ahrens

William H. Ahrens, CPA
Winchester Center, CT
February 26, 2008

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS		
Cash and cash equivalents	$	10,971,204
Commissions receivable from affiliates		1,127,057
Expense reimbursement receivable from affiliate		1,323,176
Prepaid expenses		33,984
Deferred tax assets		582,940
Furniture and equipment at cost, net of accumulated depreciation and amortization		163,243
Other assets		105,597
Total Assets	$	14,307,201
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accrued expenses	$	4,758,591
Deferred rent		32,823
Income taxes payable		203,699
Total Liabilities		4,995,113
Stockholder's Equity		
Common stock - $.01 par value:		
Authorized - 1,000 shares		
Issued and outstanding - 100 shares		1
Additional paid-in capital		1,084,307
Retained earnings		8,227,780
Total Stockholder's Equity		9,312,088
Total Liabilities and Stockholder's Equity	$	14,307,201

The accompanying notes are an integral part of these financial statements.

SAL. OPPENHEIM, JR. & CIE. SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

Note 1 – Organization and Business:

Sal. Oppenheim Jr. & Cie. Securities, Inc. (The "Company") was incorporated on June 17, 1988 under the laws of the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA) formerly the National Association of Securities Dealers, Inc. (NASD).

The Company is a wholly-owned subsidiary of Sal. Oppenheim Jr. & Cie., a limited partnership formed under the laws of the Federal Republic of Germany.

The Company operates out of an office in New York City.

The Company's principal business is introducing European securities transactions on a fully disclosed basis to its parent, for which it receives one-third for Swiss transactions and 100% of commissions charged on each transaction on all other European transactions. The Company's clients are institutional and are located principally throughout the United States.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting standards generally accepted in the United States of America.

Revenue Recognition:

Commissions are earned on a trade date basis. Service fees are recognized as the services are completed.

Depreciation and Amortization:

Depreciation and amortization of property and equipment is provided for by the straight-line method over the estimated useful lives of the respective assets.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (Continued):

Income Taxes:

The company is subject to federal, state, and local income taxes.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

Deferred rent:

Rent expense is recorded on a straight line basis over the life of the lease contract.

Note 3 – Profit Sharing Plan:

The Company has in place a Section 401(k) plan with a matching provision which covers substantially all full-time employees. The expense associated with this plan was $79,109.

Note 4 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2007, the Company had net capital of $5,966,753 which exceeded its requirement by $5,633,746. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2007 this ratio was .84.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 – Commitments and Contingencies:

The Company is committed to a lease for office space at a fixed rate plus allocable expense increases as follows:

Year ended December 31, 2008	$ 196,940
Year ended December 31, 2009	196,940
Year ended December 31, 2010	196,940
Year ended December 31, 2011	196,940
Year ended December 31, 2012	196,940
Thereafter	1,001,110
	$1,985,810

Rent expense for the year ended December 31, 2007 amounted to $140,382.

Note 6 – Concentrations:

Currently, the Company's revenue is based on introducing German and Swiss stocks to its clients. If conditions affecting the level of activity of purchases and sales of these stocks from United States investors should prove unfavorable in the future, this would affect operating results adversely.

The Company maintains all of its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Note 7 – Corporate Income Taxes:

The Company files a Federal, New York State and New York City tax return.

The provision for income taxes is as follows:

	Current	Deferred	Total
Federal	$2,844,632	$ (365,262)	$2,479,370
State and local	1,857,866	(217,678)	1,640,188
Total income tax expense	$4,702,498	$ (582,940)	$4,119,558

The provision for income tax liability is as follows:

	Current	Deferred	Total
Federal	$ 155,439	$ (365,262)	$ (209,823)
State and local	48,260	(217,678)	(169,418)
Total income tax liability	$ 203,699	$ (582,940)	$ (379,241)

The tax effect of the temporary differences giving rise to the Company's deferred tax liability is as follows:

	Federal	State and Local	Total
Depreciation	$ 41,565	$ 24,771	$ 66,336
Salaries payable	(406,827)	(242,449)	(649,276)
Total income tax effects	$ (365,262)	$ (217,678)	$ (582,940)

Note 8 – Transactions with affiliates:

Commissions receivable from affiliates represents amounts due for trades introduced to the Company's Parent or a subsidiary of the Parent. All the Company's commission revenue is earned from affiliated companies.

Expense reimbursement receivable from affiliate represents amounts owed for costs paid on behalf of a subsidiary of the Parent.

Included in Financial data and research costs are $857,066 of research fees paid to the Parent.

END